Exhibit 99.1

Ur-Energy Receives Permit
For Holding Ponds at Lost Creek

Denver, Colorado (Market Wire – June 04, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) is pleased to announce the receipt of permit approval from the Wyoming  State Engineer’s Office for the construction and operation of waste water retention ponds for Ur-Energy’s Lost Creek In-situ Recovery (ISR) uranium project in Wyoming.  The approval of this important permit continues to demonstrate measurable progress in the Company’s effort to fully permit Ur-Energy’s wholly owned Lost Creek ISR project.

The Wyoming State Engineer’s Office (WSEO) finalized its approval of the holding pond designs on May 28, 2010.  The permit authorizes Ur-Energy to construct and operate two water holding ponds for the purpose of water management at the Lost Creek site.  This authorization, in combination with the Wyoming Department of Environmental Quality (WDEQ) Class I UIC permit, also issued recently, demonstrates the viability of the water management systems planned for the Lost Creek Project (see Ur-Energy’s June 1, 2010 press release for more information on the Class I UIC permit).  The early approval of these critical facilities underscores the substantial progress in finalizing the permitting of the Lost Creek project being conducted by the U.S. Nuclear Regulatory Commission and the WDEQ Land Quality Division.

Wayne Heili, Vice President of Mining and Engineering stated, “Approval of this and other recently authorized permits illustrates the value of Ur-Energy’s thorough approach to regulatory and permitting affairs for the Lost Creek Project.  I am looking forward to completing work on the remaining licenses and permits with the various state and federal regulatory agencies over the coming months.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 303-269-7755 866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; and the sustainability and timeline of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-

looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.